Exhibit 99.1

UNITED UTILITIES PLC

12 October 2006

United Utilities PLC announces that it received a notification on 11 October 2006 from Prudential plc and its subsidiary companies stating that as at 11 October 2006 it no longer has a notifiable interest in the share capital of United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.